Mail Stop 4561
Via fax: (817) 224-8381

April 21, 2010

Mr. Michael J. Thorne
Chief Financial Officer
DynCorp International Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, VA 22042

> **Re:**   **DynCorp International Inc.**
> **Form 10-K for Fiscal Year Ended April 3, 2009**
> **Filed June 11, 2009**

Dear Mr. Thorne:

We have reviewed your response to your letter dated April 7, 2010 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 24, 2010.

Form 10-K for Fiscal Year Ended April 3, 2009

Part I

Item 1. Business, page 3

> We note your response to prior comment 1 indicating that you do not believe you are substantially dependent on any of your government contracts. We specifically note that approximately 23% and 21% of your revenues in Fiscal 2009 were generated under your INSCOM/GLS and Civilian Police Program, respectively, and, as you noted in your response, should you lose the referenced contracts, you would "suffer a meaningful loss of revenue." Please provide us with further analysis as to whether you are substantially dependent on either of these two contracts. For instance, please describe in greater detail the nature and extent of

the material provisions in these agreement and tell us whether the contract terms differ materially from the general contract terms described in the Form 10-K. In addition, while you have discussed the scalability of your operations, which may enable you to minimize the impact of the loss of one or more contracts, please address how the loss of one or both of the above referenced contracts, would impact your net income.

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Please address questions regarding this comment to Stephani Bouvet at (202) 551-3545 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief